                             [LETTERHEAD OF KPMG]

                         Independent Auditors' Report


To the Board of Directors of
  Stagecoach Funds, Inc.:


We have examined management's assertion that the Arizona Tax-Free Fund, Asset Allocation Fund, Balanced Fund, California Tax-Free Money Market Fund, California Tax-Free Money Market Trust, California Tax-Free Bond Fund, California Tax-Free Income Fund, Corporate Bond Fund, Diversified Equity Income Fund, Equity Index Fund, Equity Value Fund, Growth Fund, Index Allocation Fund, Money Market Fund, Money Market Trust, National Tax-Free Money Market Trust, Oregon Tax-Free Fund, Overland Express Sweep Fund, Short-Intermediate U.S. Government Income Fund, Small Cap Fund, Strategic Growth Fund, Strategic Income Fund, Treasury Plus Money Market Fund, and Variable Rate Government Fund, (twenty-four of the funds comprising Stagecoach Funds, Inc.) (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1999, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1999 and for the period from June 30, 1999 (the date of our last examination) through September 30, 1999, for all funds except the Asset Allocation Fund and Index Allocation Fund, which were for the period from February 28, 1999 (the date of our last examination) through September 30, 1999, and the California Tax-Free Money Market Fund, California Tax-Free Money Market Trust, Money Market Fund, Money Market Trust, National Tax-Free Money Market Trust, Overland Express Sweep Fund, and Treasury Plus Money Market Fund, which were for the period from March 31, 1999 (the date of our last examination) through September 30, 1999, with respect to securities transactions:

 . Confirmation of all securities with the custodians, Norwest Bank Minnesota, N.A. and Barclays Global Investors, N.A.;

 . Confirmation or examination of underlying documentation of all securities purchased but not received;

 . Reconciliation of all securities to the books and records of the Funds and the custodians;

 . Testing of a selected sample of security transactions to determine if they were properly recorded.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1999 and for the period from June 30, 1999 (the date of our last examination) through September 30, 1999, for all funds except the Asset Allocation Fund and Index Allocation Fund, which were for the period from February 28, 1999 (the date of our last examination) through September 30, 1999, and the California Tax-Free Money Market Fund, California Tax-Free Money Market Trust, Money Market Fund, Money Market Trust, National Tax-Free Money Market Trust, Overland Express Sweep Fund, and Treasury Plus Money Market Fund, which were for the period from March 31, 1999 (the date of our last examination) through September 30, 1999, is fairly stated in all material respects.

This report is intended solely for the information and use of management of Stagecoach Funds, Inc. and the Securities and Exchange Commission and is not intended to and should not be used by anyone other than these specified parties.

                                   KPMG LLP

November 26, 1999
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM N-17f-2

              Certificate Of Accounting of Securities and Similar
                        Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment company act file number:           Date examination completed:

                   6419                          September 30, 1999
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2. State identification number:
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AL               AK           AZ         AR           CA           CO
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CT               DE           DC         FL           GA           HI
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ID               IL           IN         IA           KS           KY
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LA               ME           MD         MA           MI           MN
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MS               MO           MT         NE           NV           NH
--------------------------------------------------------------------------------
NJ               NM           NY         NC           ND           OH
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OK               OR           PA         RI           SC           SD
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TN               TX           UT         VT           VA           WA
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WV               WI           WY         PUERTO RICO
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Other (specify):
--------------------------------------------------------------------------------
3. Exact name of Investment company as specified in registration statement:

                        Stagecoach Funds, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Address of principal executive office (number, street, city, state, zip code):

               111 Center Street, Little Rock, Arkansas 72201
--------------------------------------------------------------------------------

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company:

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.


Accountant:

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT